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                                                                                                               OMB APPROVAL
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                                                         UNITED STATES                                 OMB Number:       3235-0058
                                              SECURITIES AND EXCHANGE COMMISSION                       Expires:       May 31, 1997
                                                    Washington, D.C. 20549                             Estimated average burden
                                                                                                       hours per response ... 2.50
                                                                                                     -------------------------------
                                                         FORM 12b-25
                                                                                                        ----------------------------
                                                                                                               SEC FILE NUMBER
                                                 NOTIFICATION OF LATE FILING                                       0-26620
                                                                                                        ----------------------------

                                                                                                        ----------------------------
                                                                                                                CUSIP NUMBER
(Check One):  [ ] Form 10-K   [ ] Form 20-F    [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR
                                                                                                                  004334108
                    -                                                                                   ----------------------------
                    For Period Ended:
                                        -----------------------------------------------
                    [X ] Transition Report on Form 10-K            [   ] Transition Report on Form 10-Q
                    [  ] Transition Report on Form 20-F            [   ] Transition Report on Form N-SAR
                    [  ] Transition Report on Form 11-K
                    For the Transition Period Ended:                             December 31, 1998
                                                       -----------------------------------------------------------------------------

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I  --  REGISTRANT INFORMATION
                                   Accom, Inc.
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Full Name of Registrant
                                       N/A
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Former Name if Applicable
                               1490 O'Brien Drive
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Address of Principal Executive Office (Street and Number)
                              Menlo Park, CA 94025
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City, State and Zip Code

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PART II  --  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
[x] the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  --  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         See attached extra sheet.
                                                (Attach Extra Sheets if Needed)
                                                                SEC 1344 (6/94)

PART IV  --  OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification

                          Gregory T. Davidson,
              Gibson, Dunn & Crutcher LLP, Company Counsel                    650                            849-5050
     --------------------------------------------------------------- ----------------------- ---------------------------------------
                                 (Name)                                   (Area Code)                   (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If answer
     is no, identify report(s).                                                     [ ] Yes     [x] No

         See attached extra sheet.
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(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion
     thereof?                                                                       [x] Yes     [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See attached extra sheet.
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                                   Accom, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

           has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date                      March 31, 1999                        By                           /S/ JUNAID SHEIKH
      -------------------------------------------------------          -------------------------------------------------------------
                                                                                   Junaid Sheikh, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                               ATTENTION
-------------------------------------------------------                            -------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Ex- change Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

Accom, Inc.
Form 12b-25:  Notification of Late Filing
March 31, 1999

PART III  --  NARRATIVE

         Accom, Inc. (the "Company") is unable to complete its financial statements for the three-months ended December 31, 1998 and is unable to have the audit of such financial statements completed on or prior to March 31, 1999. The inability of the Company to complete its financial statements on a timely basis primarily relates to the fact that it changed its fiscal year from September 30 to December 31 at the same time as it undertook the acquisition of substantially all of the assets of Scitex Digital Video, Inc., a Massachusetts corporation, and certain of SDV's affiliates (collectively, "SDV"). The complexities related to the transaction with SDV and the integration of SDV with the Company have delayed the process of completing the financial statements. Such complexities include, without limitation, the facts that (a) prior to such transaction, SDV did not have audited financials; (b) the valuation report of the intangible assets acquired from SDV has not yet been completed; and (c) the Company had to move a significant portion of the personnel and assets of SDV's business from its former premises to current Company premises.

PART IV  --  OTHER INFORMATION

(2) The Company filed a Current Report on Form 8-K on December 23, 1998, in connection with the Company's acquisition of substantially all of the assets of SDV and the Company's financing related to such acquisition. The Company did not file the audited historical financial statements of the acquired business and the pro forma financial statements of the combined businesses required to be filed as an amendment to the Form 8-K within 60 days after the original filing due date because the audited financial statements for SDV did not exit. The Company currently is in the process of arranging for the preparation of the audited financials of SDV and will file the financial statements required by such Form 8-K as soon as practicable after the audit is complete.

(3) Due to the fact that the Company acquired substantially all of the assets of SDV as of December 10, 1998, the results of operations of the SDV business from that date through December 31, 1998 would be included in the financial statements for the period covered by the Transition Report which would not have been included for the corresponding period for the prior year. The Company's general and administrative costs for the period covered by the Transition Report also will be higher due to the indirect costs associated with the negotiation and consummation of the SDV acquisition. In addition, the Company's interest and borrowing costs will be greater in the Transition Period as a result of the new debt the Company incurred in connection with the acquisition.

         The impact on the results is not currently capable of estimation as the Company is still finalizing the fair values of the assets acquired and liabilities assumed on the date of the SDV acquisition. In addition, the Company is in the process of obtaining an independent valuation of the intangible assets acquired and finalizing the calculations of reserves for discontinued product lines, abandoned assets, facility and employee terminations and other opening-balance matters.